Exhibit 99.1

Version to be signed

1st Amendment to the Suzano S.A. Voting Agreement

This Amendment to the Suzano S.A. Voting Agreement (“1st Amendment”) is agreed and signed by the following parties:

(a)ALDEN FUNDO DE INVESTIMENTO EM AÇÕES, an investment fund, based in the city of São Paulo, in the state of São Paulo, at Praça Alfredo Egydio de Souza Aranha, nº 100, Parque Jabaquara, CEP 04344-902, registered with the CNPJ/ME under
nº 04.679.647/0001-42 (“Alden” and, together with its Authorized Assignees, “Grupo Alden”), duly represented in this act by its manager BIZMA Investimentos Ltda., a limited company, based in the city of São Paulo, in the state of São Paulo, at Av. Brigadeiro Faria Lima, nº 1355, 21st floor, CEP 01452-919, registered with the CNPJ/ME under nº 23.964.292/0001-88, as represented in its Articles of Incorporation; and

(b)DAVID FEFFER, Brazilian, divorced, a businessman, bearer of ID card RG nº 4.617.720-6 (SSP/SP), registered with the CPF/ME under nº 882.739.628-49, based and residing in the city and state of São Paulo, with a commercial office at Avenida Brigadeiro Faria Lima, nº 1.355, 21st floor, CEP 01452-919, São Paulo – SP (“David” and, together with his descendants, their Successors and any Authorized Assignees who become holders of Linked Shares, “Grupo David”);

(c)DANIEL FEFFER, Brazilian, married, a lawyer, bearer of ID card RG nº 4.617.718-8 (SSP/SP), registered with the CPF/ME under nº 011.769.138-08, based and residing in the city and state of São Paulo, with a commercial office at Avenida Brigadeiro Faria Lima, nº 1.355, 21st floor, CEP 01452-919, São Paulo – SP (“Daniel” and, together with his descendants, their Successors and any Authorized Assignees who become holders of Linked Shares, “Grupo Daniel”);

(d)JORGE FEFFER, Brazilian, divorced, business manager, bearer of ID card RG nº 4.617.719-X (SSP/SP), registered with the CPF/ME under nº 013.965.718-50, based and residing in the city and state of São Paulo, with a commercial office at Avenida Brigadeiro Faria Lima, nº 1.355, 21st floor, CEP 01452-919, São Paulo – SP (“Jorge” and, together with his descendants, their Successors and any Authorized Assignees who become holders of Linked Shares, “Grupo Jorge”);

(e)RUBEN FEFFER, Brazilian, married, business manager, bearer of ID card RG nº 16.988.323-1 (SSP/SP), registered with the CPF/ME under nº 157.423.548-60, based and residing in the city and state of São Paulo, with a commercial office at Avenida Brigadeiro Faria Lima, nº 1.355, 21st floor, CEP 01452-919, São Paulo – SP (“Ruben” and, together with his descendants, their Successors and any Authorized Assignees who become holders of Linked Shares, “Grupo Ruben”); and

(f)SUZANO HOLDING S.A., a listed company based in the city and state of São Paulo, at Avenida Brigadeiro Faria Lima, nº 1355, 21st floor, CEP 01452-919, registered with the CNPJ/ME under nº 60.651.809/0001-05, represented in this act in accordance with its By-Laws (together with its Successors and Authorized Assignees, “Suzano Holding”),

The signatories to this 1st Amendment, as well as the descendants, Successors and Authorized Assignees of David, Daniel, Jorge and Ruben and the Successors and Authorized Assignees of Alden and Suzano Holding who become holders of Linked Shares are hereinafter referred to collectively as “Shareholders” and individually as “Shareholder”.

Considering that on September 28, 2017, a Voting Agreement was signed (“Agreement”), for the purpose of consolidating the Controlling Stake in Suzano S.A., registered with the CNPJ/ME under nº 16.404.287/0001-55 and/or its successors (the “Company”);

Considering that on January 16, 2019, the shareholder Alden Fundo de Investimento em Ações signed up to the Agreement, through a Legal Declaration, for the purpose of (i) consolidating the shareholding of Alden within the Controlling Stake in the Company and/or its successors; and (ii) regulating certain Shareholder rights and obligations (“Legal Declaration”);

Considering that on June 23, 2022, David, Daniel, Ruben and assignees of Jorge, as the holders of Linked Shares issued by Suzano Holding, signed a 1st Amendment to the Suzano Holding Shareholder’s Agreement, for the purpose of extending the validity period of said Suzano Holding Shareholder’s Agreement;

Considering that the Shareholders wish to amend the Agreement, in order to extend its validity period;

it has been Decided that the Parties shall sign this 1st Amendment, for the purposes and under the terms of the applicable legislation, notably Art. 118 of the Brazilian Corporate Law, which is to be governed by the following terms and conditions.

1.DEFINITIONS

1.1.	It is determined that terms beginning with capital letters, when used herein, shall have the meaning assigned to them in the Agreement and in the Legal Declaration, unless expressly defined otherwise herein.

2.EXTENSION OF THE VALIDITY PERIOD

2.2.The Parties have decided, in full and mutual agreement, to extend the validity period of the Agreement to June 23, 2042, with the main body of Clause 5.7 and Clause 5.7.4 of the Agreement to come into force, for all effects and purposes, using the following new wording:

“5.7. Validity. This Agreement has been in force since September 28, 2017, binding the Shareholders and their Successors and Authorized Assignees, and shall remain in force, valid and binding among the Shareholders, their Successors and Authorized Assignees, until June 23, 2042.

(...)

5.7.4Termination of this Agreement as a result of the provisions of Clauses 5.7.2 and 5.7.3 shall not be grounds for any complaints or claims for indemnification, in any form, by any Party against another.”

3.GENERAL PROVISIONS

3.1.	Ratification. The other provisions of the Agreement are hereby ratified and not altered by means of this 1st Amendment, ensuring that, unless expressly provided for herein, this 1st Amendment does not alter or replace any other provisions of the Agreement, nor is there any aim or intention to suppress or change the rights and obligations established therein, as all the other clauses of the Agreement are hereby expressly ratified.

3.2.	Integral Part. This 1st Amendment shall be considered an integral part of the Agreement and is to be interpreted in compliance with its terms.

3.3.	Binding Effect. This 1st Amendment is entered into on an irrevocable and irreversible basis, setting out legal, valid and binding obligations and forming a bond that is in effect for the benefit of the Shareholders, the Company and their respective Successors and Authorized Assignees.

3.4.	Alterations. Any alteration or waiver of this document shall only be valid if submitted in writing and signed by all the Parties.

3.5.Applicable Law. This 1st Amendment is to be interpreted and governed in compliance with the Brazilian legislation.

3.6.	Disagreements. Any and all conflicts, doubts or controversies within the scope of this 1st Amendment or that are directly or indirectly related to it, involving any of the Parties, are to be resolved in compliance with the provisions of Clauses 6.2 to 6.11 of the Agreement, which are fully applicable to this 1st Amendment.

So, being in just and full accord, the Shareholders hereby sign 6 (six) identical copies of this Amendment, in the presence of the undersigned witnesses.

São Paulo, July 13, 2022.

[The rest of this page has been deliberately left blank. The signature page follows.]

(Signature page of the 1st Amendment to the Suzano S.A. Voting Agreement, signed on July 13, 2022)

Shareholders:

___________________________________ DAVID FEFFER	___________________________________ DANIEL FEFFER

___________________________________ JORGE FEFFER	___________________________________ RUBEN FEFFER

SUZANO HOLDING S.A.

__________________________________ By: Marcel Paes de Almeida Piccinno Position: Executive Director	_________________________________ By: Isabel Cotta F. de França Leme Position: Executive Director

ALDEN FUNDO DE INVESTIMENTO EM AÇÕES

Position: Director	Position: Executive Director
__________________________________ By: Marcel Paes de Almeida Piccinno Position: Director	___________________________________ By: Isabel Cotta F. de França Leme Position: Executive Director

Witnesses:

___________________________________ Name: RG: CPF:	___________________________________ Name: RG: CPF: